Exhibit 25

PRESS RELEASE
FOR IMMEDIATE RELEASE	Contact: Joe R. Cooper Vice President Treasurer 614-278-6622

CONSOLIDATED STORES CORPORATION CLOSES ON THE SALE OF K*B TOYS TO BAIN CAPITAL, INC.

Columbus, Ohio - December 8, 2000 - Consolidated Stores Corporation (NYSE: CNS) announced today it has completed the sale of its K*B Toys Division to an affiliate of Bain Capital, Inc. Gross proceeds totaled approximately $305 million, consisting primarily of $258 million in cash, a note with a face amount of $45 million, and a warrant to acquire common stock of the buyer. The buyer purchased the business in conjunction with K*B management, who will be retained to lead K*B. Consolidated will record an after-tax loss on the disposal of the discontinued operation of $407 million, which will be reflected in the company's third quarter filing with the Securities and Exchange Commission.

Commenting on the closing of the sale, Albert J. Bell, who as Vice Chairman and Chief Administrative Officer headed the divestiture effort stated, "We are pleased to have completed this transaction. One of our objectives was to find a buyer for K*B Toys who recognizes its strengths and unique niche within the retail toy industry, and we believe Bain Capital meets that objective. Our Board and management continue to believe this separation of our Closeout and Toy businesses will enhance the focus of each entity, allowing each company to anticipate and respond to market conditions faster and more effectively while pursuing future growth."

Michael J. Potter, Chairman and Chief Executive Officer stated, "This sale is an important step forward in the strategic repositioning of our company. With the divestiture of K*B, we are now able to focus on a single closeout business model, which represents our core competency. As the country's largest closeout retailer, we believe we are uniquely positioned to grow our business well into the future."

Mr. Potter added, "We believe that this restructuring will improve our operating and debt ratios and should provide greater predictability and consistency to our earnings stream. By eliminating the seasonality of the K*B toy business, we believe that we can immediately return to profitability in all four quarters and generate positive free cash flow each year."

Mr. Potter concluded, "We are the market leader in an extremely profitable retailing niche. All of us at Consolidated are looking forward to the coming years with a great deal of energy and confidence."

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Shareholder Relations Department
300 Phillipi Road
P.O. Box 28512
Columbus, Ohio 43228-0512
Phone: (614) 278-6622   Fax: (614) 278-6666
E-mail: aschmidt@cnstores.com

Consolidated Stores Corporation is a leading value retailer specializing in closeout merchandise. Following the divestiture of its K*B Toy division, the company operates a total 1,285 closeout stores operating as ODD LOTS, BIG LOTS, BIG LOTS FURNITURE, PlC 'N' SAVE and MAC FRUGAL'S BARGAINS.CLOSE-OUTS. Wholesale operations are conducted through CONSOLIDATED INTERNATIONAL and WISCONSIN TOY.

Safe harbor statement under the private securities litigation reform act of 1995: All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financiaI results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Shareholder Relations Department
300 Phillipi Road
P.O. Box 28512
Columbus, Ohio 43228-0512
Phone: (614) 278-6622    Fax: (614) 278-6666
E-mail: aschmidt@cnstores.com